Exhibit 12
Statements re: computation of ratios
(Dollars in Thousands, Except Ratios)

		For the year ended December 31,
	For the six months
	ended June 30, 2011	2010	2009	2008	2007	2006

Net income from continuing operations	$2,850	$4,928	$4,400	$4,873	$5,958	$3,285

Add: fixed charges	10,442	21,191	22,001	20,964	15,670	11,490

Less: preferred and senior common distributions	(2,078)	(4,114)	(4,094)	(4,094)	(4,094)	(2,187)

Earnings	$11,214	$22,005	$22,307	$21,743	$17,534	$12,588

Fixed Charges:
Interest expense	7,900	16,031	16,399	15,575	10,847	8,041
Amortization of deferred financing fees	456	1,031	1,496	1,284	717	1,207
Estimated interest component of rent	8	15	12	11	12	55
Preferred and senior common distributions	2,078	4,114	4,094	4,094	4,094	2,187

Total fixed charges and preferred distributions	10,442	21,191	22,001	20,964	15,670	11,490

Ratio of earnings to combined fixed charges and preferred distributions	1.1	1.0	1.0	1.0	1.1	1.1
The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.